UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             BAAN COMPANY N.V.
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               James C. Bays
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 31, 2000
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. NO 8044 10 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       45,083,557

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    45,083,557

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,083,557

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

    16.9%

14  TYPE OF REPORTING PERSON

    OO (public limited company organized under the laws of England and Wales)


*    Based on 267,337,252 common shares of Baan Company N.V. outstanding.

CUSIP No. NO 8044 10 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS HOLDINGS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       45,083,557

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    45,083,557

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,083,557

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    16.9%

14  TYPE OF REPORTING PERSON

    OO (private limited company organized under the Laws of England and Wales)


*    Based on 267,337,252 common shares of Baan Company N.V. outstanding.

Item 1: Security and Issuer
        -------------------

          This statement on Schedule 13D relates to the common shares, par value NLG 0.06 per share (the "Shares") of Baan Company N.V. (the "Issuer"), a corporation organized under the laws of The Netherlands. The principal executive offices of the Issuer are Baron van Nagellstraat 89, 3770 LK Barneveld, The Netherlands with a second headquarters at 2191 Fox Mill Road, Suite 500, Herndon, Virginia 20171 United States of America.

Item 2. Identity and Background
        -----------------------

          (a), (b), and (c): This Schedule 13D is being jointly filed by the following persons (each a "Reporting Person" and together, the "Reporting Persons"):

          (1) Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales. The principal business address for Parent is Invensys House, Carlisle Place, London, SW1P 1BX, United Kingdom. Parent is a public limited company which provides automation systems and process controls for businesses.

          (2) Invensys Holdings Limited, a private limited company organized under the laws of England and Wales ("Offeror"). The principal business address for Offeror is Invensys House, Carlisle Place, London, SW1P 1BX, United Kingdom. Offeror is an indirect, wholly owned subsidiary of Parent and is an entity through which Parent holds investments in various of its businesses.

          Information with respect to the directors and executive officers of Parent and Offeror is set forth on Schedule I attached to the Schedule 13D, and is incorporated herein by reference.

          (d) and (e): During the last five years, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the Reporting Persons is organized under the laws of England and Wales. Except as otherwise provided in Schedule I hereto, each director and executive officer of the Reporting Persons is a citizen of the United Kingdom.

Item 3: Source and Amount of Funds or Other Consideration
        -------------------------------------------------

          Parent and Offeror estimate that the total amount of funds required to purchase all of the outstanding Shares of the Issuer, including the Shares owned on the date hereof, Shares issuable upon exercise of "in the money" stock options and to pay other costs, fees and expenses related to the Offer will be approximately 858,000,000 euros (or U.S. $802,000,000, based on a euro: U.S. dollar exchange rate on May 30, 2000 of U.S. $0.932498).

          Offeror intends to obtain all such funds from Parent. Parent expects such funds to be provided from Parent's available working capital and with borrowings under existing lines of credit.

Item 4: Purpose of Transactions
        -----------------------

          On May 31, 2000, Parent, on behalf of itself and two subsidiaries (then intended to be formed) entered into an Offer Agreement (the "Offer Agreement") with the Issuer. Subsequent to entering into the Offer Agreement, Parent, on behalf of the contemplated subsidiaries, assigned the rights and obligations of those subsidiaries under the Offer Agreement to its subsidiary, Offeror. The Offer Agreement provides for Offeror to offer to purchase all of the outstanding Shares of the Issuer at a price of 2.85 euros per Common Share (the "Offer"). The obligation of Offeror to complete the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer (as well as the obligation of Parent to cause Offeror to do any of the foregoing) is subject to various terms and conditions, including the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which would, when added to the shares previously acquired by Parent, Offeror and their subsidiaries represent at least 95% of the outstanding Shares. As soon as practicable after Offeror acquires 95% of the outstanding Shares, Offeror intends to commence a statutory buy out proceeding before the Enterprise Division of the Court of Appeals in Amsterdam in order to obtain an order requiring that the remaining Shares be sold to Offeror. In addition, Offeror currently intends, after the consummation of the Offer, to cause the effectuation by the Issuer and one or more Dutch subsidiaries of Offeror of a legal merger within the meaning of Section 2:309 of the Dutch Civil Code, provided that the merger consideration if not payable in cash at the same price per share as is payable pursuant to the Offer shall provide equivalent value to such cash amount.

          In contemplation of entering into the Offer Agreement, and in order to expedite its acquisition of the Issuer, Parent, on behalf of itself and a contemplated subsidiary entered into agreements on May 30, 2000 and May 31, 2000, described in Item 6 below, providing for the purchase of Shares held by certain significant shareholders of the Issuer. Parent assigned the rights under the agreements to Offeror, who completed the purchases contemplated by these agreements. In addition, Parent has entered into a letter agreement, described in Item 6 below, providing for Goldman Sachs International ("GSI") and its affiliates, to purchase Shares on behalf of Offeror from time to time outside of United States markets at a price not to exceed 2.85 euros per Share. Purchases by GSI and its affiliates on behalf of Offeror will be made in accordance with the terms and conditions of an exemptive order issued to Parent by the Securities Exchange Commission under Rule 14e-5 and the Exchange Act.

          The Offer Agreement provides that, upon the purchase of at least 51% of the Shares pursuant to the Offer, the Issuer shall convene an extraordinary general meeting of shareholders for the election to each of its Supervisory Board and Board of Management of that number of directors that will give Offeror a number of its representatives on each board which is equal to the total number of members of such board multiplied by the percentage of outstanding Shares of the Issuer then owned directly or indirectly by Parent (rounded up to the next whole number). In addition, the Issuer has agreed to use its best efforts to secure the resignations of such number of members of these boards as is necessary to enable Offeror's designees to be elected and shall cause Offeror's designees to be so elected.

          Following the election or appointment of Offeror's designees and until Parent, directly or indirectly, owns at least 95% of the outstanding Shares of the Issuer, each of the Issuer's Supervisory Board and the Board of Management shall have at least six members of which at least two members shall be persons who are members on the date of the Offer Agreement (or designees of such members, "Continuing Members"). The approval of the Continuing Members shall be required to authorize (and such authorization shall constitute the authorization of the respective boards on which such Continuing Members serve and no other action on the part of the Issuer, including any action by any other board member of the Issuer, shall be required to authorize) any termination of the Offer Agreement by the Issuer, any amendment of the Offer Agreement requiring action by the Supervisory Board and/or the Board of Management, any amendment of the governing instruments of the Issuer which would adversely effect the rights of the Issuer or its shareholders under the Offer Agreement, any extension of time for performance of any obligation or action thereunder by Parent or Offeror and any enforcement of or any waiver of compliance with any of the agreements or conditions contained therein for the benefit of the Issuer.

          Under the terms of the Offer Agreement, the Issuer has agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal with respect to a merger, acquisition, consolidation, recapitalization, business combination or similar transaction involving any significant portion of the assets or equity securities of the Issuer or its subsidiaries (an "Alternative Proposal") or engage in any negotiations or provide any confidential information, or afford access to its books and records, or otherwise take steps which would facilitate any effort to make or implement an Alternative Proposal. This includes an undertaking by the Issuer to cease all such discussions and negotiations currently taking place as well as to notify Parent promptly if it receives an Alternative Proposal. Notwithstanding the foregoing, the Issuer is permitted to furnish information and enter into discussions and negotiations with a third party that makes an unsolicited bona fide Alternative Proposal if and only to the extent that the Supervisory or Management Boards of the Issuer both determine (after receiving third party advice) that: (i) the Alternative Proposal is more favorable from a financial point of view than the Offer, (ii) failure to enter into discussions or negotiations with such third party would violate the fiduciary duties of such boards, (iii) such boards determine in good faith and in the exercise of reasonable business judgment that such proposal is likely to be successfully financed if accepted by the Issuer's shareholders and (iv) the Issuer satisfies certain other conditions.

          Pursuant to the Offer Agreement, the Issuer has agreed to pay to Parent a termination fee of 22,800,000 euros if a third party acquires control of the Issuer during the period of the Offer or if the Issuer's Supervisory or Management Boards elect to terminate the Offer Agreement in order to accept an Alternative Proposal. The termination fee is also payable if after an Alternative Proposal is announced or made known to the Issuer (i) the Issuer's Supervisory or Management Boards modify, withdraw or amend their approval or recommendation of the Offer, (ii) the Offer expires and less than 51% of the outstanding Shares have been tendered to the Offeror, or (iii) the Works Councils of the Issuer or its subsidiaries give a negative advice with respect to the recommendation of the Supervisory and Management Boards of the Issuer in connection with the Offer and the Issuer terminates the Offer Agreement; provided that the termination fee will not be payable under (i), (ii) or (iii) above unless and until a third party acquires control of the Issuer within 12 months of the termination of the Offer.

          Under the Offer Agreement, the Issuer has also agreed that following the announcement of the Offer, it would conduct its business, as a general matter, in the ordinary course consistent with past practices and not to undertake certain actions out of the ordinary course without the consent of Parent and not to modify, amend or grant any waiver of release under the Termination Agreement (defined in Item 6 below) without the prior consent of Parent.

          Concurrently with the announcement of the Offer, Parent announced it is forming Invensys Software and Systems division ("ISS") of which the Issuer will be a part. ISS will be a provider of manufacturing and software services and the pro forma combined division is expected to have annual revenues of approximately U.S. $2,000,000,000. Bruce Henderson, currently the division Chief Executive of Parent's Intelligent Automation business will take management responsibility for ISS. Laurens Van der Tang, currently Executive Vice President of Research and Development at the Issuer will become President of the Issuer upon closing of the Offer. It is presently expected that the Issuer will continue operating under the name of "Baan" and will continue to compete in the open market with the full range of its products. Barneveld, in The Netherlands will be the headquarters of the Issuer. The headquarters of ISS will be in Herndon, Virginia, U.S.A.

          Parent plans to implement a restructuring and cost management program under which costs are expected to be reduced by U.S. $60,000,000 to a level of approximately U.S. $120,000,000 per quarter by the fourth quarter 2000. Parent expects to incur restructuring charges of U.S. $400,000,000 over an 18 month period from the date of acquisition of the Issuer. Parent believes that implementation of its restructuring plan should return the Issuer to breakeven within 12 months.

          The combination of the Issuer and Parent's software systems businesses will create a division with products in e-business, customer relationship management, web-enabled enterprise resource planning and supply chain management.

          The purchase of the Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. The Shares are currently quoted and traded through the Amsterdam Exchanges (the "AEX") and The Nasdaq National Market ("Nasdaq"). Depending upon the aggregate market value and the number of Shares outstanding following the Offer, the Shares may no longer meet the standards for continued listing on the AEX or Nasdaq.

          The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Issuer to the Securities and Exchange Commission if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. If the Shares were no longer registered under the Exchange Act, the Shares would no longer qualify for listing on Nasdaq.

          Parent and Offeror intend to cause the Issuer to make applications for delisting of the Shares from the AEX and the Nasdaq, and for termination of registration of the Shares as soon after consummation of the Offer as the requirements for such delisting and termination are satisfied.

          The summaries of the provisions of the Offer Agreement set forth above are qualified in their entirety by reference to the Offer Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and which are incorporated herein by reference.

          Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

          Pursuant to Rule 14d-2, Parent has caused to be filed with the Securities and Exchange Commission Schedules TO-C with respect to the Offer. Copies of such Schedules TO-C are available, and when filed, copies of a Schedule TO-T will be available, at the Securities and Exchange Commission public reference room and are also available at the Securities and Exchange Commission web site at http://www.sec.gov.

          This Schedule 13D contains "forward-looking" statements as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, which represent Parent and Offeror's current judgement. These forward-looking statements, by their nature, involve substantial risks and uncertainties, many of which may be beyond Parent and Offeror's control. Actual results may differ materially depending on a variety of important factors including uncertainties related to the ability to integrate the Issuer business, to successfully implement the planned restructuring programme, and to realise anticipated synergies, efficiencies and cost savings in connection with the acquisition; the ability to retain key employees of the Issuer and reverse the decreasing trend in the Issuer's revenues; market conditions including fluctuations in currency and interest rates; the effect of adverse publicity; the ability to respond to competitive pressures and to develop new products; and other factors described in Offeror's and the Issuer's filings with the Securities and Exchange Commission

Item 5: Interest in Securities of the Issuer.
        -------------------------------------

          (a) As of June 8, 2000, the Reporting Persons beneficially own 45,083,557 Shares of Company which represent in the aggregate approximately 16.9% of the outstanding Shares.

          (b) Offeror has the direct power to vote and direct the disposition of Shares held by it. By virtue of Parent's ownership and control of Offeror, it may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Offeror.

          (c) Except as described in Item 4 hereof, no transactions in the Shares were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, by any person listed in Schedule I, during the past 60 days.

          (d) not applicable.

          (e) not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        -------------------------------------------------------------

          Pursuant to a share purchase agreement ("Baan Share Purchase Agreement") between Jan Baan and Parent (on behalf of itself and a contemplated subsidiary), dated May 31, 2000, Jan Baan agreed to sell 256,410 Shares to Parent.

          Pursuant to a share purchase agreement ("Oikonomos Share Purchase") between Stichting Oikonomos and Parent (on behalf of itself and or contemplated subsidiary), dated May 31, 2000, Stichting Oikonomos agreed to sell 386,542 Shares to Parent.

          Pursuant a share purchase agreement ("Vanenburg Group Share Purchase Agreement") between Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary), dated May 31, 2000 as amended on June 2, 2000 Vanenburg Group B.V. agreed to sell 14,817,528 Shares to Parent.

          Pursuant to a share purchase agreement ("GAP Share Purchase Agreement") by and among General Atlantic Partners II, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. (together, "Partners") and Parent, dated May 31, 2000, Partners agreed to sell a total of 5,105,570 Shares to Parent.

          Pursuant to a termination and standstill agreement ("Termination Agreement") between the Issuer and Fletcher International Limited ("Fletcher"), dated May 29, 2000, and an assignment and assumption agreement ("Assignment Agreement") between the Issuer and Parent, Fletcher agreed to sell to Parent, as an assignee of the Issuer, 8,121,236 Shares. Fletcher has agreed to suspend until December 31, 2000 the exercise of any of its rights under an existing share purchase agreement it has with the Issuer to acquire additional Shares. If Parent acquires control of the Issuer before that date, such rights will be extinguished and Fletcher will receive: (i) U.S. $10,000,000 in exchange for extinguishing such unexercised rights, and (ii) approximately U.S. $17,000,000 (plus interest) in repayment of principal and interest on monies already advanced to the Issuer but not yet converted into Shares. Fletcher has also agreed, subject to certain exceptions, not to transfer any shares of the Issuer to any other person during the period of the Offer.

          Each of the agreements described above provided for a purchase price per Share of 2.85 euros, which in the case of the GAP Share Purchase Agreement and the Termination Agreement was paid in the U.S. dollar equivalent. Subsequent to entering into the agreements described above in this Item 6, Parent assigned its rights and obligations thereunder to Offeror. Offeror completed the contemplated purchases of Shares in a series of closings that took place during the period from June 2, 2000 through June 8, 2000.

          On June 2, 2000, Parent entered into a letter agreement (the "GSI Letter") with GSI whereby Parent authorized GSI and its affiliates to purchase up to 250,000,000 euros worth of Shares (unless a higher number is authorized), at a price of no more than 2.85 euros per Share, outside of the United States markets. These purchases by GSI and its affiliates are for the account of Offeror.

          The table below sets forth purchases of Shares by the Offeror through its agent GSI from June 2, 2000 through June 8, 2000.

                                     Approximate Price Per Share (euro)
          Date      No. of Shares        (exclusive of commissions)
          ----      -------------        --------------------------

        6/2/2000      1,096,382                  2.81
        6/5/2000      5,500,000                  2.81
        6/6/2000      4,043,100                  2.83
        6/7/2000      2,220,629                  2.83
        6/8/2000      3,536,160                  2.83

          The summaries of the Baan Share Purchase Agreement, Oikonomos Share Purchase Agreement, Vanenburg Group Share Purchase Agreement, GAP Share Purchase Agreement, Termination Agreement, and Assignment Agreement set forth above are qualified in their entirety by reference to the agreements, copies of which have been filed as exhibits to this Schedule 13D and which are incorporated herein by reference.

Item 7: Material to be Filed as Exhibits.
        --------------------------------

        Exhibit A:  Offer Agreement
        Exhibit B:  Baan Share Purchase Agreement
        Exhibit C:  Oikonomos Share Purchase Agreement
        Exhibit D:  Vanenburg Group Share Purchase Agreement and
                    corrective amendment
        Exhibit E:  GAP Share Purchase Agreement
        Exhibit F:  Termination Agreement
        Exhibit G:  Assignment Agreement

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2000


                                    INVENSYS PLC


                                    By:   /s/James C. Bays
                                          ---------------------------------
                                          Name:  James C. Bays
                                          Title: Attorney-in-Fact


                                    INVENSYS HOLDINGS LIMITED


                                    By:   /s/James C. Bays
                                          ---------------------------------
                                          Name:  James C. Bays
                                          Title: Director

     Schedule I - Directors and Executive Offices of Parent and Offeror


     The names and ages of the directors and executive officers of Parent and Offeror, and their present principal occupations, are set forth below. Unless otherwise indicated, each individual is a citizen of the United Kingdom and his or her business address is Carlisle Place, London SW1P 1BX England.

                                   PARENT

              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH
  NAME AND AGE PARENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
  -----------------------------------------------------------------------


Lord Marshall of Knightsbridge (66)     Chairman since June 1998 and Deputy
                                        Chairman from January 1998 until
                                        June 1998. Chairman of British
                                        Airways Plc since 1993. Chairman of
                                        Inchcape plc since 1996. Deputy
                                        Chairman of British
                                        Telecommunications plc since 1995.
                                        Non-Executive Director of HSBC
                                        Holdings plc. President of the
                                        Confederation of British Industry
                                        from May 1996 until July 1998.
                                        Member of the Board of the New York
                                        Stock Exchange from June 1994 to
                                        May 2000.

Allen M. Yurko (48)(*)                  Member of Board of Directors since
                                        1991, Chief Executive since
                                        February 1999, Managing Director
                                        and Chief Executive Officer from
                                        January 1994 until February 1999,
                                        and Managing Director and Chief
                                        Operating Officer from October 1992
                                        until January 1994. Member of the
                                        Board of Directors of Tate & Lyle
                                        plc since April 1996.

Kathleen A. O'Donovan (43)              Member of Board of Directors and
                                        Chief Financial Officer since
                                        February 1999. Member of Board of
                                        Directors of BTR since July 1991
                                        and Finance Director of BTR from
                                        July 1991 until February 1999.
                                        Partner at Ernst & Young from 1989
                                        until June 1991. Member of Board of
                                        Directors of EMI Group plc since
                                        November 1997 and the Bank of
                                        England since August 1999.

Robert Bauman (69)(*)                   Member of Board of Directors since
                                        February 1999. Member of Board of
                                        Directors of BTR since August 1997
                                        and Chairman of BTR from May 1998
                                        until February 1999. Chief
                                        Executive of SmithKline Beecham plc
                                        from July 1989 until April 1994.
                                        Chairman of British Aerospace plc
                                        from May 1994 until April 1998.
                                        Member of Board of Directors of
                                        Reuters. Limited from 1994 to 1998
                                        and Reuters Group plc from 1997 to
                                        April 2000.

Sir Philip Beck (65)                    Member of Board of Directors since
                                        1991, Chairman from March 1998
                                        until June 1998 and Deputy Chairman
                                        from June 1998 until February 1999.
                                        Deputy Chairman of Railtrack plc
                                        since May 1999 and appointed
                                        Chairman in July 1999. Member of
                                        Board of Directors of Delta plc
                                        since August 1994. Member of Board
                                        of Directors of Kitagawa Europe
                                        Limited since June 1990.

Rolf Borjesson (57)(**)                 Member of Board of Directors since
                                        July 1998. Chief Executive and
                                        Managing Director of Rexam PLC
                                        since July 1996. Member of Board of
                                        Directors of Midway Holding AB
                                        since May 1995. Member of Board of
                                        Directors of Svenska Handelsbanken
                                        AB since August 1995. Chief
                                        Executive of PLM AB from March 1988
                                        until June 1996.

Hugh Collum (59)                        Member of Board of Directors since
                                        October 1998. Executive Vice
                                        President and Chief Financial
                                        Officer of SmithKline Beecham plc
                                        from 1989 until 1998. Member of
                                        Board of Directors of Whitehead
                                        Mann Group plc since 1997, Safeway
                                        plc since 1997, and South African
                                        Breweries plc since 1999.
                                        Non-Executive Chairman of
                                        Chiroscience Group plc since 1998.
                                        Member of Board of Directors of
                                        British Nuclear Fuels plc in July
                                        1999 becoming Chairman in October
                                        1999 and a member of the Board of
                                        Directors of Celltech Group plc
                                        since August 1999.

Sir Graham Hearne (62)                  Member of Board of Directors since
                                        February 1999. Member of Board of
                                        Directors of BTR since June 1998.
                                        Chairman of Enterprise Oil since
                                        1991. Member of Board of Directors
                                        of N.M. Rothschild & Sons Limited
                                        since 1977, Rothschilds
                                        Continuation Limited since 1997,
                                        Gallagher Group plc since 1987 and
                                        Sea Scope Shipping Holdings since
                                        October 1999.

Simon Robertson (59)                    Member of Board of Directors since
                                        February 1999. Member of Board of
                                        Directors of BTR since March 1997.
                                        Managing Director of Goldman Sachs
                                        International since September 1997.
                                        Chairman of Kleinwort Benson Group
                                        plc ("Kleinwort") from 1996 until
                                        1997 and Deputy Chairman of
                                        Kleinwort from 1992 until 1996.
                                        Member of Board of Directors of
                                        Inchcape plc since May 1996, Berry
                                        Bros. & Rudd since June 1998 and
                                        The London Stock Exchange Limited
                                        from July 1998.

James F. Mueller (53)(*)                Chief Operating Officer since
                                        February 1999 and member of Board
                                        of Directors from March 2000 and
                                        from April 1996 until February
                                        1999. President and Chief Operating
                                        Officer of Siebe Temperature and
                                        Compliance Control from 1993 until
                                        February 1999.

James C. Bays (50)(*)                   Senior Vice President since
                                        February 1999, General Counsel and
                                        Chief Legal Officer since March
                                        1996 and Vice President from March
                                        1996 until February 1999. Vice
                                        President, Law and Assistant
                                        General Counsel of GenCorp. Inc.
                                        from April 1993 until March 1996.

Barry C. Francis (55)                   Senior Vice President and Director
                                        of Corporate Communications since
                                        February 1999. Group Public
                                        Relations Director from 1993 until
                                        February 1999.

John B. Saunders (57)                   Senior Vice President and Director
                                        of Corporate Strategy and
                                        Development since February 1999.
                                        Director, Corporate Strategy and
                                        Development from January 1994 until
                                        February 1999. Senior Vice
                                        President and Director Corporate
                                        Strategy at SmithKline Beecham plc
                                        from 1988 until 1994.

Bruce Henderson (51)                    Division Chief Executive,
                                        Intelligent Automation since
                                        September 1999. Divisional chief
                                        executive, Invensys Controls
                                        division February 1999 to September
                                        1999. President of Invensys
                                        appliance controls business July
                                        1995 to February 1999. Vice
                                        President, General Manager of
                                        Electronic Convenience Systems of
                                        TRW Inc., 1994 to July 1995.

Roderick H. Powell (52)                 Division Chief Executive, Controls
                                        division since January 2000.
                                        President of Invensys Metering
                                        Systems January 1998 to December
                                        1999. President of the Fujitsu-ICL
                                        Retails Systems Division and Chief
                                        Executive of Fujitsu-ICL Inc from
                                        1994 to 1998.

Richard Armbrust (48)                   Division Chief Executive,
                                        Industrial Drive Systems since
                                        January 2000. President,
                                        Intelligent Building Systems from
                                        May 1996 to December 1999.
                                        President of ABB's Robotics and
                                        Flexible Automation Division from
                                        1991 to 1996.

Thomas Gutierrez (51)                   Division Chief Executive, Power
                                        Systems division from February
                                        1999. President of Exide
                                        Electronics January 1998 to
                                        February 1999. Chief executive of
                                        Exide Electronics from January 1995
                                        to January 1998.

John R. W. Clayton (49)                 Company Secretary and Group Senior
                                        Counsel from November 1999. Company
                                        Secretary and Director of Legal and
                                        Secretariat, Guardian Royal
                                        Exchange plc from May 1992 to
                                        October 1999.

                         INVENSYS HOLDINGS LIMITED

                      DIRECTORS AND EXECUTIVE OFFICERS

James C. Bays (50)*                     Member of the board of directors
                                        since February 2000. (See
                                        employment details above)

R P A Coles (57)                        Member of the board of directors
                                        since April 1994. Secretary of the
                                        company from 1991 to February 2000.

James D. Thom (53)                      Member of the board of directors
                                        since February 2000. Group Tax and
                                        Treasury Strategist, Invensys plc
                                        from February 1999 and with BTR plc
                                        from September 1998 to February
                                        1999. Group Treasury BTR plc from
                                        1977 to September 1998.

Allen M. Yurko (48)*                    Member of the board of directors
                                        since April 1994. (See employment
                                        details with above)

Invensys Secretaries Limited            Appointed corporate secretary of
                                        the Company from February 2000.

-----------------------------
* citizen of the United States of America, with business address at Carlisle Place, London SW1P 1BX United Kingdom.

** citizen of Sweden, with business address at Carlisle Place, London SW1P 1BX United Kingdom.